					Exhibit 12.1

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before assessments	$334	$301	$375	$300	$227
Fixed charges	365	355	450	597	650
Earnings available for fixed charges	$699	$656	$825	$897	$877

Fixed charges:
Interest on consolidated obligations	$364	$354	$448	$593	$645
Interest on deposits	—	—	1	1	1
Mandatorily redeemable capital stock	1	1	1	3	4
Fixed charges	$365	$355	$450	$597	$650

Ratio of earnings to fixed charges	1.92	1.85	1.83	1.50	1.35